SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )*

                          NEXUS TELOCATION SYSTEMS LTD.
                          _____________________________
                                (Name of Issuer)


                Ordinary Shares, NIS 0.01 Nominal Value Per Share
                _________________________________________________
                         (Title of Class of Securities)


                                    M74919107
                                 ______________
                                 (CUSIP Number)


                                  March 9, 2000
                      ____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1(b)
                               [X] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       Continued on the following page(s)
                               Page 1 of 12 pages
                              Exhibit Index: Page 9

                                  SCHEDULE 13G

CUSIP No. M74919107                                           Page 2 of 12 Pages




1                Name of Reporting Person
                 I.R.S. Identification No. of Above Persons (ENTITIES ONLY)


                          Soros Fund Management LLC

2                Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3                SEC Use Only

4                Citizenship or Place of Organization

                           DELAWARE

                                         5            Sole Voting Power
            Number of                                 2,945,000
              Shares
           Beneficially                  6            Shared Voting Power
             Owned By                                 0
               Each
            Reporting                    7            Sole Dispositive Power
              Person                                  2,945,000
               With
                                         8            Shared Dispositive Power
                                                      0

9                Aggregate Amount of Beneficially Owned by Each Reporting Person

                                       2,945,000


10               Check Box If the Aggregate Amount in Row (9) Excludes Certain
                 Shares*

                                       [ ]

11               Percent of Class Represented By Amount in Row (9)


                              13.25%

12               Type of Reporting Person*


                              OO: IA




                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. M74919107                                           Page 3 of 12 Pages




1                Name of Reporting Person
                 I.R.S. Identification No. of Above Persons (ENTITIES ONLY)


                          George Soros (in the capacity described herein)

2                Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3                SEC Use Only

4                Citizenship or Place of Organization

                           UNITED STATES

                                         5         Sole Voting Power
            Number of                              0
              Shares
           Beneficially                  6         Shared Voting Power
             Owned By                              2,945,000
               Each
            Reporting                    7         Sole Dispositive Power
              Person                               0
               With
                                         8         Shared Dispositive Power
                                                   2,945,000

9                Aggregate Amount of Beneficially Owned by Each Reporting Person

                                       2,945,000


10               Check Box If the Aggregate Amount in Row (9) Excludes Certain
                 Shares*

                                       [ ]

11               Percent of Class Represented By Amount in Row (9)


                              13.25%

12               Type of Reporting Person*

                              IA



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. M74919107                                           Page 4 of 12 Pages



1                Name of Reporting Person
                 I.R.S. Identification No. of Above Persons (ENTITIES ONLY)


                     Stanley F. Druckenmiller (in the capacity described herein)


2                Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3                SEC Use Only

4                Citizenship or Place of Organization

                           UNITED STATES

                                         5       Sole Voting Power
            Number of                            0
              Shares
           Beneficially                  6       Shared Voting Power
             Owned By                            2,945,000
               Each
            Reporting                    7       Sole Dispositive Power
              Person                             0
               With
                                         8       Shared Dispositive Power
                                                 2,945,000

9                Aggregate Amount of Beneficially Owned by Each Reporting Person

                                                2,945,000


10               Check Box If the Aggregate Amount in Row (9) Excludes Certain
                 Shares*

                                       [ ]

11               Percent of Class Represented By Amount in Row (9)

                              13.25%

12               Type of Reporting Person*

                              IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 12 Pages


                  The Shares (as defined below) reported herein were previously reported on a Schedule 13D, the last amendment of which was filed on March 13, 2000. There has been no change in the beneficial ownership of the Reporting Persons (as defined below) since the filing of such amendment.


Item 1(a)         Name of Issuer:

                  Nexus Telocation Systems Ltd. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  6B Tfutzot Israel Street, Givatayim, 53583, Israel.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC");

                  (ii)   Mr. George Soros ("Mr. Soros"); and

                  (iii)  Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").


                  This Statement relates to the Shares held for the account of QEG-NTS Holdings LLC, a Delaware limited liability company ("QEG-NTS"). SFM LLC, a Delaware limited liability company, serves as principal investment manager to Quantum Emerging Growth Partners C.V., a Netherlands Antilles limited partnership ("QEG") and Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), each of which owns 50% of the outstanding interest of QEG-NTS. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of QEG-NTS. Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a Member of the Management Committee of SFM LLC.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

Item 2(c)         Citizenship:

                  (i)    SFM LLC is a Delaware limited liability company;

                  (ii)   Mr. Soros is a United States citizen; and

                  (iii)  Mr. Druckenmiller is a United States citizen.

Item 2(d)         Title of Class of Securities:

                  Ordinary Shares, NIS 0.01 nominal value (the "Shares").

                                                              Page 6 of 12 Pages

Item 2(e)         CUSIP Number:

                     M74919107


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                        This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                          As of March 13, 2000,  each of the  Reporting  Persons
                  may be deemed the beneficial  owner of the following number of
                  Shares:

                                    Each   SFM   LLC,    Mr.   Soros   and   Mr.
                                    Druckenmiller   may  be  deemed  to  be  the
                                    beneficial owner of the 2,945,000 Shares held for the account of QEG-NTS.

Item 4(b)         Percent of Class:

                          The  number of Shares  of which  each of SFM LLC,  Mr.
                  Soros and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 13.25% of the total number of Shares outstanding.


Item 4(c)         Number of shares as to which such person has:

     SFM LLC
     -------

     (i)   Sole power to vote or to direct the vote:                   2,945,000

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      2,945,000

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Mr. Soros
     ---------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 2,945,000

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    2,945,000

                                                              Page 7 of 12 Pages



     Mr. Druckenmiller
     -----------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 2,945,000

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    2,945,000




Item 5.           Ownership of Five Percent of Less of a Class:

                         This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                         The  members  of  QEG-NTS,  including  QEG and  Quantum
Partners, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QEG-NTS in accordance with their ownership interests in QEG-NTS.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 8 of 12 Pages




                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 14, 2000                  SOROS FUND MANAGEMENT LLC


                                       By:      /S/ MICHAEL C. NEUS
                                                --------------------------------
                                                Michael C. Neus
                                                Assistant General Counsel


Date:  March 14, 2000                  GEORGE SOROS


                                       By:      /S/ MICHAEL C. NEUS
                                                --------------------------------
                                                Michael C. Neus
                                                Attorney-in-Fact


Date:  March 14, 2000                  STANLEY F. DRUCKENMILLER


                                       By:      /S/ MICHAEL C. NEUS
                                                --------------------------------
                                                Michael C. Neus
                                                Attorney-in-Fact

                                                              Page 9 of 12 Pages




                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.       Power of Attorney  dated as of January 27, 2000  granted
         by Mr. George Soros in favor of Mr.  Michael C. Neus and
         Mr. Richard D. Holahan, Jr..............................             10

B.       Power of Attorney  dated as of January 27, 2000  granted
         by Mr. Stanley F.  Druckenmiller in favor of Mr. Michael
         C. Neus and Mr. Richard D. Holahan, Jr..................             11

C.       Joint Filing Agreement dated March 14, 2000 by and among
         Soros Fund  Management  LLC,  Mr.  George  Soros and Mr.
         Stanley F. Druckenmiller................................             12